Exhibit 99.2

Hello everyone,

My name is Maya Shah, and I’m a specialist on the Masterworks acquisitions team.

Our latest offering is entitled “xCxoxnxcxextxtxox xSxpxaxzxixaxlxex,x xAxtxtxexsxex” and is part of Fontana’s most successful, commercial bodies of work, referred to as “tagli,” or slashes, in reference to his signature cut canvas technique.

Lucio Fontana was an internationally recognized painter and sculptor with an auction history of over 35 years. Fontana has seen sustained commercial success, particularly in recent years and in 2021, ranked 42nd among all artists with a total auction turnover of almost $54 million.

As of July 2022, red “tagli” works with five, six or seven slashes, that are comparable in size to the Painting, have achieved prices in excess of $5 million, including: “xCxoxnxcxextxtxox xSxpxaxzxixaxlxex,x xAxtxtxexsxex” (1963), a larger six slash example, which sold at Sotheby’s in London, for the equivalent of $6.9 million on March 7, 2018, and “xCxoxnxcxextxtxox xSxpxaxzxixaxlxex,x xAxtxtxexsxex” (1964-1965), a larger five slash work, which sold at Sotheby’s in London, for the equivalent of $5 million on March 2, 2022.

To find investment quality works by the artist, our acquisitions team has reviewed over 145 examples of Fontana’s work from around the world, some of which are priced in excess of $4 million. Of these 145 works, this is the second work we have selected to be offered on the Masterworks platform.

Between March 1995 and June 2019, similar works to the painting have increased at an estimated annualized appreciation rate of 18.3%.